No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 23, 2015, has decided on changes in its Operating Officers as of April 1, 2015 and its Directors as of June 2015. Those changes in its Directors as of June 2015 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in June 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 23, 2015

[Translation]

February 23, 2015

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 23, 2015, has decided on changes in its Operating Officers as of April 1, 2015 and its Directors as of June 2015. Those changes in its Directors as of June 2015 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in June 2015.

Particulars

1. Changes in Board Members

<As of June 2015>

Planned changes in Representative Directors

Name	New Title	Current Title
Takahiro Hachigo	President, Chief Executive Officer and Representative Director	Managing Officer
Takanobu Ito	Director and Advisor	President, Chief Executive Officer and Representative Director

Mr. Takahiro Hachigo is to become a Senior Operating Officer on April 1, 2015.

Mr. Takahiro Hachigo is also one of the candidates (along with those mentioned hereafter) to be newly appointed a Director, subject to approval at the General Meeting of Shareholders scheduled to be held in June 2015.

Planned changes in Directors

Directors (not including Representative Directors) to be newly appointed

Name	New Title	Current Title
Koichi Fukuo	Senior Managing Officer and Director	Senior Managing Officer
Yoshiyuki Matsumoto	Senior Managing Officer and Director	Managing Officer
Yoshi Yamane	Senior Managing Officer and Director	Managing Officer
Masayuki Igarashi	Operating Officer and Director	Director of Asian Honda Motor Co., Ltd.

Mr. Masayuki Igarashi is to become an Operating Officer on April 1, 2015.

Directors to retire

Name	New Title	Current Title
Takashi Yamamoto		Senior Managing Officer and Director
Yoshiharu Yamamoto		Senior Managing Officer and Director
Toshihiko Nonaka	Managing Officer	Managing Officer and Director
Yuji Shiga		Operating Officer and Director

Mr. Toshihiko Nonaka is expected to assume the office of President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd. as of April 1, 2015.

2. Planned changes in Corporate Auditors

<As of June 2015>

Corporate Auditors to be newly appointed

Name	New Title	Current Title and Background
Hideo Takaura	Corporate Auditor	Certified Public Accountant, Hideo Takaura Office; Auditor, Innovation Network Corporation of Japan (INCJ); Auditor, The Uehara Memorial Foundation
Mayumi Tamura	Corporate Auditor	Former Executive Officer, Senior Vice President and Chief Financial Officer of Walmart Japan Holdings GK; Former Executive Officer, Senior Vice President and Chief Financial Officer of Seiyu GK

Mr. Hideo Takaura and Ms. Mayumi Tamura are candidates for the position of outside corporate auditors defined under the provision of the Companies Act.

Corporate Auditors to retire

Name	Current Title
Hirotake Abe	Corporate Auditor
Tomochika Iwashita	Corporate Auditor

3. Planned changes in Operating Officers

<As of April 1, 2015>

Operating Officers to change titles

Name	New Title	Current Title
Takuji Yamada	Senior Managing Officer	Managing Officer
Yoshiyuki Matsumoto	Senior Managing Officer	Managing Officer
Toshiaki Mikoshiba	Senior Managing Officer	Managing Officer
Yoshi Yamane	Senior Managing Officer	Managing Officer
Takahiro Hachigo	Senior Managing Officer	Managing Officer
Takashi Sekiguchi	Managing Officer	Operating Officer
Soichiro Takizawa	Managing Officer	Operating Officer
Kohei Takeuchi	Managing Officer and Director	Operating Officer and Director

Operating Officers to be newly appointed

Name	New Title	Current Title
Kazuhiro Odaka	Operating Officer	General Manager of Associate Relations Division of Business Support Operations
Masayuki Igarashi	Operating Officer	Director of Asian Honda Motor Co., Ltd.
Hiroyuki Kachi	Operating Officer	Senior Vice President & Director of Honda Cars India Ltd.

<As of June 2015>

Operating Officer to be promoted

Name	New Title	Current Title and Background
Takahiro Hachigo	President, Chief Executive Officer and Representative Director	Managing Officer

Mr. Takahiro Hachigo is to become a Senior Operating Officer on April 1, 2015.

Resume of Representative Director Candidate

As of February 23, 2015

Takahiro HACHIGO

Date of Birth: May 19, 1959 (55 years old)

Professional Experience:

April	1982	Joined Honda Motor Co., Ltd.

April	2006	Operating Officer, Honda R&D Co., Ltd.

April	2007	Managing Officer, Honda R&D Co., Ltd.

April	2008	General Manager, Automobile Purchasing Division II,

		Honda Motor Co., Ltd.

June	2008	Operating Officer, Honda Motor Co., Ltd.

April	2010	General Manager, Purchasing Division II, Honda Motor Co., Ltd.

April	2011	General Manager, Suzuka Factory, Production Operations,

		Honda Motor Co., Ltd.

April	2012	Vice President and Director, Honda Motor Europe Ltd.

September	2012	Managing Officer, Honda R&D Co., Ltd.;

		President and Director, Honda R&D Europe (U.K.) Ltd.

April	2013	Representative of Development, Purchasing and Production (China),

		Honda Motor Co., Ltd.;

		Vice President, Honda Motor (China) Investment Co., Ltd.

November	2013	Vice President, Honda Motor Technology (China) Co., Ltd.

April	2014	Managing Officer, Honda Motor Co., Ltd.

*Current	responsibilities in boldface